Exhibit 99.1

Completion of share buy-back program

Company Announcement

COPENHAGEN, Denmark; April 3, 2023 – Genmab A/S (Nasdaq: GMAB) announces that its share buy-back program has been completed on March 31, 2023.

On February 22, 2023, Genmab announced the initiation of a share buy-back program to honor our commitments under our Restricted Stock Unit program.

The share buy-back program was expected to be completed no later than March 31, 2023, and to comprise up to 220,000 shares.

The following transactions were executed under the program from March 27, 2023, to March 31, 2023:

	No. of shares	Average price (DKK)	Total value (DKK)
Accumulated through last announcement	197,000		503,737,410
March 27, 2023	6,000	2,605.87	15,635,220
March 28, 2023	4,000	2,595.30	10,381,200
March 29,2023	5,000	2,572.86	12,864,300
March 30, 2023	5,000	2,581.26	12,906,300
March 31, 2023	3,000	2,578.87	7,736,610
Total	23,000		59,523,630
Accumulated under the program	220,000		563,261,040

Details of each transaction are included as an appendix to this announcement.

Genmab’s accumulated share buy-back from February 23, 2023, to March 31, 2023, amounts to 220,000 shares at a total cost of DKK 563.26 million. The announced share buy-back program has thus been completed.

Following these transactions, Genmab holds 763,416 shares as treasury shares, corresponding to 1.16% of the total share capital and voting rights.

The share buy-back program is undertaken in accordance with Regulation (EU) No. 596/2014 (‘MAR’) and the Commission Delegated Regulation (EU) 2016/1052, also referred to as the “Safe Harbour Regulation.” Further details on the terms of the share buy-back program can be found in our company announcement no. 06 dated February 22, 2023.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 20
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Completion of share buy-back program

About Genmab

Genmab is an international biotechnology company with a core purpose guiding its unstoppable team to strive towards improving the lives of patients through innovative and differentiated antibody therapeutics. For more than 20 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational research and data sciences, which has resulted in a proprietary pipeline including bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. To help develop and deliver novel antibody therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with Knock-Your-Socks-Off (KYSO) antibody medicines.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

Contact:
Marisol Peron, Senior Vice President, Global Communications and Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody® and HexElect®.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 20
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122